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CUSIP No. 29268T102


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                                (AMENDMENT NO. 8)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Energy Focus, Inc.

                                (Name of Issuer)

                         Common Stock, par value $0.0001

                         (Title of Class of Securities)

                                    29268T102

                                 (CUSIP Number)

                               Joseph P. Bartlett
        The Law Offices of Joseph P. Bartlett, A Professional Corporation
                             17050 SUNSET BLVD., # D
                           PACIFIC PALISADES, CA 90272
                                 (310) 584-1234

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 30, 2009
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 29268T102

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         David Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (A)      /X/
                                                                    (B)      / /
(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)      Citizenship or Place of Organization

         U.S.

                           (7)     Sole Voting Power
                                   -0-

Number of Shares           (8)     Shared Voting Power
Beneficially Owned                 4,236,091 (1)
by Each Reporting
Person With                (9)     Sole Dispositive Power
                                   -0-

                          (10)     Shared Dispositive Power
                                   4,236,091 (1)

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         4,236,091 (1)

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  / /

(13)     Percent of Class Represented by Amount in Row (11)
         19.9% (1)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) See Item 5(a) of this Amendment No. 8 for a more detailed explanation of the beneficial ownership and percentage of beneficial ownership of the Reporting Persons with respect to the shares of Common Stock of the Issuer.

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CUSIP No. 29268T102

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (A)      /X/
                                                                    (B)      / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)      Citizenship or Place of Organization

         U.S.

                           (7)     Sole Voting Power
                                   -0-

Number of Shares           (8)     Shared Voting Power
Beneficially Owned                 4,236,091 (1)
by Each Reporting
Person With                (9)     Sole Dispositive Power
                                   -0-

                          (10)     Shared Dispositive Power
                                   4,236,091 (1)

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         4,236,091 (1)

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  / /

(13)     Percent of Class Represented by Amount in Row (11)
         19.9% (1)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) See Item 5(a) of this Amendment No. 8 for a more detailed explanation of the beneficial ownership and percentage of beneficial ownership of the Reporting Persons with respect to the shares of Common Stock of the Issuer.

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CUSIP No. 29268T102


(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (A)      /X/
                                                                    (B)      / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)      Citizenship or Place of Organization

         U.S.

                           (7)      Sole Voting Power
                                    -0-

Number of Shares           (8)      Shared Voting Power
Beneficially Owned                  4,236,091 (1)
by Each Reporting
Person With                (9)      Sole Dispositive Power
                                    -0-

                          (10)      Shared Dispositive Power
                                    4,236,091 (1)

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         4,236,091 (1)

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  / /

(13)     Percent of Class Represented by Amount in Row (11)
         19.9% (1)

(14)     Type of Reporting Person (See Instructions)
         OO

-------------------------
(1) See Item 5(a) of this Amendment No. 8 for a more detailed explanation of the beneficial ownership and percentage of beneficial ownership of the Reporting Persons with respect to the shares of Common Stock of the Issuer.

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CUSIP No. 29268T102


Item 1.

         This Amendment No. 8 to Schedule 13D (this "Amendment No. 8") amends and restates, where indicated, the statement on Schedule 13D relating to the common stock, par value $0.0001 per share, of the Issuer ("Common Stock"), filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (collectively, the "Reporting Persons") with the Securities and Exchange Commission (the "SEC") on August 31, 2007 and prior amendments thereto (collectively, the "Prior Schedules"). Capitalized terms used in this Amendment No. 8 but not otherwise defined herein have the meanings given to them in the Prior Schedules. Except as otherwise set forth herein, this Amendment No. 8 does not modify any of the information previously reported by the Reporting Persons in the Prior Schedules.

Item 5.  Interest in Securities of the Issuer

         (a) As of the date of this Amendment No. 8, the Reporting Persons own the following securities of the Issuer:

                  (i) 4,011,226 shares of Common Stock. .

                  (ii) Option (right to buy) awarded on 2/26/09 to purchase 10,000 shares of Common Stock at an exercise price of $1.05 per share, which (x) expires on the earlier of 2/26/19 or 12 months after David Gelbaum ceases to serve as a director of the Issuer and (y) vests in twelve equal monthly installments beginning on the first month after the award and becoming fully exercisable on 2/26/10 (the "February Option"). As of the date of this Amendment No. 8, 8,333 shares of Common Stock underlying the February Option have vested and may be deemed to be beneficially owned by the Reporting Persons.

                  (iii) Option (right to buy) granted on 6/24/09 to purchase 15,000 shares of Common Stock at an exercise price of $0.60 per share, which (x) expires on the earlier of 6/24/19 or 12 months after David Gelbaum ceases to serve as a director of the Issuer and (y) vests in twelve equal monthly installments beginning on the first month after the award and becoming fully exercisable on 6/24/10 (the "June Option" and together with the February Option, collectively, the "Options"). As of the date of this Amendment No. 8, 7,500 shares of Common Stock underlying the June Option have vested and may be deemed to be beneficially owned by the Reporting Persons.

                  (iv) Warrant to purchase up to 1,560,062 shares of Common Stock (the "2008 Warrant"), which contains a restriction prohibiting the Reporting Persons from exercising the 2008 Warrant to the extent the Reporting Persons would, after such exercise, be beneficial owners of in excess of 19.9% of the total outstanding shares of Common Stock, after giving effect to such exercise. On December 30, 2009, the Issuer reduced the exercise price of the 2008 Warrant from $3.08 per share to $0.01 per share, in consideration for the Reporting Persons' agreement to purchase, in two installments, a total of 1,000,000 shares of Common Stock in a private transaction as reported in Item 5(c) below.

                  (v) Right to receive a warrant to purchase up to 150,000 shares of Common Stock at an exercise price of $0.01 per share (the "2009 Warrant"). The 2009 Warrant and related transactions, which is described in greater detail in Item 5(c) below, is subject to approval by the Issuer's shareholders at the next shareholders meeting and as a result may not be deemed to be beneficially owned by the Reporting Persons as of the date of this Amendment No. 8.

                  Because of the limitation on exercise of the 2008 Warrant and shareholder approval required for the 2009 Warrant described above, in accordance with Rule 13D, the Reporting Persons may be deemed to beneficially own only a small portion of the shares of Common Stock underlying the 2008 Warrant and none of the shares of Common Stock underlying the 2009 Warrant. Therefore, in calculating beneficial ownership and percentage of beneficial ownership in accordance with Rule 13D, the Reporting Persons may be deemed beneficial owners of approximately 4,236,091 shares of Common Stock representing 19.9% of the total outstanding shares of Common Stock as of the date of this


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CUSIP No. 29268T102


Amendment No. 8, which are derived from a sum of (1) 4,011,226 shares of Common Stock, (2) 15,833 vested shares of Common Stock underlying the Options, and (3) that certain number of shares of Common Stock currently obtainable from a partial exercise of the 2008 Warrant to bring the total beneficial ownership of the Reporting Persons to 19.9% of the total outstanding shares of Common Stock as of the date of this Amendment No. 8 (collectively, the "Quercus Beneficial Ownership").

         (b) The Reporting Persons have shared voting and dispositive power with respect to the Quercus Beneficial Ownership. Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the Quercus Beneficial Ownership.

         (c) On December 30, 2009, the Reporting Persons and the Issuer entered into that certain Letter of Credit Term Sheet dated December 29, 2009 (the "Term Sheet"), a form of which is attached hereto as Exhibit "B" and the full text of which is incorporated herein by this reference, pursuant to which the Reporting Persons agreed to provide for the benefit of the Issuer a letter of credit in the amount $300,000, irrevocable for 24 months, to a certain surety company in connection with the Issuer's purchase of all of the membership interests in Stone River Companies, LLC ("SRC") and delivery by the Issuer of certain performance bonding for SRC's projects. The terms are more fully described in the Term Sheet and the Issuer's Form 8-K filed with the SEC on January 7, 2010. By their delivery of the $300,000 letter of credit on December 30, 2009 in accordance with the Term Sheet, the Reporting Persons have obtained the right to receive, but have not yet received, the 2009 Warrant, which has a five-year term, an exercise price of $0.01 per share, and registration rights for the shares of Common Stock to be issued upon exercise of the 2009 Warrant. The 2009 Warrant and related agreements are being memorialized by the Issuer for submission to the Issuer's shareholders and are subject to approval by the same at the next shareholders meeting.

         Further, on December 30, 2009, the Reporting Persons agreed to purchase from Diker Management LLC ("Diker") in two installments a total of 1,000,000 shares of Common Stock for a per share purchase price of $0.80. On December 31, 2009, as part of the first installment, the Reporting Persons purchased from Diker 375,000 shares of Common Stock for a purchase price of $300,000. It is anticipated that in the near future the Reporting Persons would purchase as part of the second installment 625,000 shares of Common Stock for a purchase price of $0.95 per share. To facilitate, and in consideration of the Reporting Persons' agreement to purchase the shares from Diker, which relieved the Issuer of its obligation to buy the same shares from Diker, the Issuer agreed on December 30, 2009 to lower the exercise price of the 2008 Warrant to $0.01 per share. The terms of this transaction are more fully described in the Issuer's Form 8-K filed with the SEC on January 7, 2010.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         (a) Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact

         (b) Letter of Credit Term Sheet dated December 29, 2009

Item 7.  Material to Be Filed as Exhibits

         Exhibit A:   Agreement Regarding Joint Filing of Amendment No. 8 to
                      Schedule 13D

         Exhibit B:   Form of Letter of Credit Term Sheet dated December 29,
                      2009

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CUSIP No. 29268T102



SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.



Dated: January 21, 2010   /s/ David Gelbaum
                          ---------------------------------------------------
                          David Gelbaum, Co-Trustee of The Quercus Trust


                          /s/ David Gelbaum, as Attorney-In-Fact for Monica
                          ---------------------------------------------------
                          Chavez Gelbaum
                          ---------------------------------------------------
                          Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust


                          /s/ David Gelbaum
                          ---------------------------------------------------
                          The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

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CUSIP No. 29268T102
8

                                    EXHIBIT A

       AGREEMENT REGARDING JOINT FILING OF AMENDMENT NO. 8 TO SCHEDULE 13D
       -------------------------------------------------------------------



         The undersigned agree that the Amendment No. 8 to Schedule 13D with respect to the Common Stock of Energy Focus, Inc. is a joint filing being made on their behalf.



Dated: January 21, 2010   /s/ David Gelbaum
                          ---------------------------------------------------
                          David Gelbaum, Co-Trustee of The Quercus Trust


                          /s/ David Gelbaum, as Attorney-In-Fact for Monica
                          ---------------------------------------------------
                          Chavez Gelbaum
                          ---------------------------------------------------
                          Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust


                          /s/ David Gelbaum
                          ---------------------------------------------------
                          The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust


                                       8
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                                   Exhibit B

                  ENERGY FOCUS, INC. LETER OF CREDIT TERM SHEET
                  ---------------------------------------------

                                   TERM SHEET
                                   ----------

                                DECEMBER 29, 2009

COMPANY: Energy Focus, Inc., a Delaware corporation (the "COMPANY")

LETTER OF CREDIT ("LOC"): Account collateral for a period of 24 months from the closing of this transaction, to provide collateral security for a $300,000 letter of credit, irrevocable for 24 months from the closing of this transaction, drawn on Energy Focus' surety's form and issued by a bank approved by Energy Focus' surety, Energy Focus, and the account collateral holder ("HOLDER"). All legal and bank documentation must be approved by all parties, including the HOLDER'S reimbursement agreement with the letterof-credit bank and the COMPANY'S reimbursement agreement with the HOLDER.

TYPE OF OBLIGATION: LOC: Secured and subordinated as described below.

LOC STRUCTURE:
--------------

TERM OF LOC: Two years (24 months) from the transaction closing date.

PURPOSE OF LOC: To support bonds supplied by Energy Focus, Inc. surety for projects contracted through its Stones River Companies ("SRC') subsidiary.

INTEREST RATE CHARGE AND PAYMENT SCHEDULE: Annual simple interest rate of 12.5%, on the face amount of the LOC payable quarterly in arrears commencing the first day of the sixth month following the closing date.

REPLACEMENT: All interest accrued under the LOC at the time of replacement is due and payable at the time of replacement. The LOC may be replaced at anytime as long as the HOLDER is paid a minimum interest fee of at least twelve (12) months at the time of replacement.

EXTENSION: The LOC may be extended for an additional twelve (12) month period on terms herein described, provided, however, the COMPANY and the HOLDER mutually agree to do so in writing 30 days before the end of twelve (12) months.

SECURITY AND SUBORDINATION: The COMPANY will pledge eighten percent (18%) of the capital stock of its UK business unit, Crescent Lighting, Ltd. as security for a $300,000 LOC. This is based upon Crescent Lighting, Ltd.'s net worth at the end of November, 2009 as defined by internally generated financial statements. This facility will be subordinated to the senior indebtedness of the Company and Crescent, including Crescent's current 150,000 GBP working capital revolving line of credit facility.


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LOC REIMBURSEMENT AND SECURITY AGREEMENTS: All legal and bank documentation must be approved by all parties, including the HOLDER'S reimbursement agreement with the letter-of-credit bank and the COMPANY'S reimbursement agreement with the HOLDER and (ii) secured pursuant to a stock pledge agreement and security agreement, all containing customary covenants, representations, and warranties.

LOC REPLACEMENT AND INTEREST PAYMENT ON LIQUIDITY EVENT: IF a "Liquidity Event" occurs before expiration of the LOC, the COMPANY WILL pay the HOLDER of the LOC an interest premium amount equal to 100% of the outstanding interest accrued by of the LOC upon the closing of the Liquidity Event. In addition, no new project bonds will be issued by Energy Focus' surety as of the date of the Liquidity Event. All other repayment provisions will apply. For purposes of this provision, a "Liquidity Event" will mean (a) a merger of the COMPANY with or into another entity (if after such merger the holders of a majority of the COMPANY'S voting securities immediately prior to the transaction do not hold a majority of the voting securities of the successor entity), or (b) a sale by the COMPANY of all or substantially all of its assets with the assets of the COMPANY defined as the assets of the company excluding, however, its Fiberstars business.

EXPENSES: The COMPANY will bear all reasonable legal and other expenses associated with establishing the LOC including, but without limit to, interest penalties and other costs associated with transferring the HOLDER'S account collateral from HOLDER'S bank to another bank selected by Energy Focus or Energy Focus' surety. Total fees to be reimbursed by COMPANY directly to HOLDER will not exceed $750.

COMMON STOCK WARRANT STRUCTURE:
-------------------------------

Subject to approval by shareholders at the Company's next annual meeting, the Company will issue five-year, detached penny warrants (.01 per share) to purchase shares of common stock at a rate of 0.5 warrants per dollar of the face amount of the LOC). For the $300,000 LOC, 150,000 warrants will be issued in the event that the LOC is outstanding for a total of six (6) months from issuance date. THE WARRANTS ARE NOT EXERCISABLE UNLESS AND UNTIL APPROVED BY SHAREHOLDERS AT THE COMPANY'S NEXT ANNUAL MEETING. If not approved, the warrants will be AUTOMATICALLY CANCELLED, but all other provisions of this letter will remain in effect. In the event the LOC is replaced by the company in months 1 through 5 from issuance date, the company will issue warrants in the following schedule:

         1. Month One -- 1/12 of the total amount of warrants = 12,500.
         2. Month Two -- 1/12 of the total amount of warrants = 12,500.
         3. Month Three -1/12 of the total amount of warrants = 12,500.
         4. Month Four - 1/12 of the total amount of warrants = 12,500.
         5. Month Five - 1/12 of the total amount of warrants = 12,500.

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WARRANT TERMS AND CONDITIONS: The warrants will be entitled to registration rights and must meet all applicable securities law requirements and rules of the NASDAQ Global Market.







Term Sheet Agreement Acknowledgement:
-------------------------------------




____________________________
DAVID GELBAUM
QUERCUS TRUST
103 SHORECLIFF
CORONA DEL MAR CA

DATE: 12/29/09




_____________________________
Joseph G. Kaveski, CEO
Energy Focus, Inc.

DATE: 12/29/09



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